MDS Announces Quarterly Dividend

Toronto, Canada, March 10, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ) announced today that the Board of Directors has declared a quarterly dividend of $0.0325 per Common share for the first quarter of fiscal year 2006.

The dividend on the Common shares is payable April 3, 2006 to shareholders of record as of March 20, 2006.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com